UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to                 .

Commission File No: 001-10109

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Beckman Coulter, Inc. Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Beckman Coulter, Inc.

4300 North Harbor Boulevard

Fullerton, California 92835

REQUIRED INFORMATION

The Beckman Coulter, Inc. Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1 through 3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal year ended December, 2008, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith and incorporated by reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BECKMAN COULTER, INC. SAVINGS PLAN

By:	Beckman Coulter, Inc. Benefits Finance and Administration Committee

Date: June 19, 2009	By:	/s/ Charles P. Slacik
Charles P. Slacik
Committee Chairman

BECKMAN COULTER, INC. SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

BECKMAN COULTER, INC. SAVINGS PLAN

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

December  31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Beckman Coulter, Inc.

Benefits Finance and Administration Committee

Fullerton, California

We have audited the accompanying statements of net assets available for benefits of the Beckman Coulter, Inc. Savings Plan (“the Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois

June 19, 2009

BECKMAN COULTER, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008 and 2007

	2008	2007
Investments at fair value	$803,514,580	$1,127,791,759

Cash	262,930	183,506

Employer contribution receivable	6,182,361	6,090,841

Net assets reflecting all investments at fair value	809,959,871	1,134,066,106

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	21,269,540	(469,172)

Net assets available for benefits	$831,229,411	$1,133,596,934

See accompanying notes to financial statements

BECKMAN COULTER, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2008

Additions to net assets attributed to:
Interest	$13,718,715
Dividends	18,220,329

Total investment income, excluding net depreciation	31,939,044

Contributions:
Company matching (employer)	14,723,373
Retirement Plus (employer)	6,182,361
Employee	48,505,465

Total contributions	69,411,199

Total additions	101,350,243

Deductions from net assets attributed to:
Net depreciation in fair value of investments	334,453,779
Distributions of benefits	69,101,190
Administration expenses and other	162,797

Total deductions	403,717,766

Decrease in net assets	(302,367,523)

Net assets available for benefits – beginning of year	1,133,596,934

Net assets available for benefits – end of year	$831,229,411

See accompanying notes to financial statements

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 1—DESCRIPTION OF PLAN

The following description of the Beckman Coulter, Inc. Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General: Beckman Coulter, Inc. (the Company) established and adopted the Plan effective August 1, 1989. The Plan is a defined-contribution plan covering substantially all Company employees who have completed a three-month period of employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Benefits Finance and Administration Committee (the Committee), whose members are appointed by the board of directors of the Company.

Contributions: Participants may elect to contribute up to 45% of their eligible pay in combination of pretax and after-tax withholdings. Each participant’s pretax contributions in the calendar year may not exceed $15,500 in 2008. Additionally, participants age 50 or older may contribute up to $ 5,000 in 2008, as a catch-up contribution.

The Company matches 50% of participants’ contributions, up to 7% of participants’ total compensation. Forfeitures are applied to reduce the Company’s contributions.

Retirement Plus was added in 1996 for the benefit of employees of Coulter Corporation, which was acquired by the Company in 1997. Employees of Coulter Corporation as of the acquisition date of October 31, 1997, and hired through April 30, 2000, participate (or are eligible for participation) upon completing one year of service. Also, employees in Puerto Rico who are hired on or after January 1, 2007, participate in Retirement Plus on the January 1 following their date of hire. Annually, the Company makes contributions to participants’ Retirement Plus accounts. These contributions consist of a basic contribution which ranges from 3% to 9% of eligible pay for the year and an excess contribution which ranges from 0% to 4% of eligible pay that is above the Social Security taxable wage base for the year. Both ranges are based on the participant’s age.

Upon commencement of benefit payments, participants are subject to federal income tax on the receipt of participant pretax contributions, Company contributions, and earnings on all contributions.

Investment Options: Participants have a choice of various core investment funds for their contributions. Participants may transfer their account balances among the different investment funds. Participants may also transfer up to a maximum of 50% of their overall plan balance, less any outstanding loan amounts, to the Tradelink+ account which is a self-directed brokerage account that offers discount brokerage services for securities not offered under the Plan. The self-directed brokerage account invests in various common stocks and mutual funds.

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 1—DESCRIPTION OF PLAN (Continued)

Company contributions may be directed to any of the core investment funds. Participants have the right to elect investment options upon enrollment or reenrollment into the Plan. Additionally, participants may elect to change their investment options and to transfer their account balances among the different investment funds on a daily basis.

Income on investment funds is allocated to participants’ accounts based on the participants’ investment fund balance as a percentage of the total investment fund balance.

Participant Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Repayment is generally required within 5 years or up to 15 years for the purchase of a principal residence. The loans are secured by the balance in the participant’s account and bear interest at prime rate plus 1%. Principal and interest are paid ratably through payroll deductions.

Participant Accounts: Each participant’s account is credited with: (a) the participant’s contributions, (b) the Company’s contributions, and (c) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

Benefits and Vesting: Participants become entitled to payment of the total vested value of their accounts at the time of termination, retirement, permanent layoff, permanent disability, or death. If total vested value is greater than $1,000, the participants may elect to postpone their distribution until the year following the year they attain age 70 1/2.

Participants’ interests in the Company’s contributions, income, gains, and losses on investments are fully vested if hired before 2007, except for Retirement Plus contributions, which vest ratably over five years of employment. Participants hired in 2007 or after become 100% vested in the Company’s non-Retirement Plus contributions after the earlier completion of 3 years of service, layoff, retirement, death, or age 65. Participants also become fully vested in Retirement Plus upon reaching normal retirement age, death, or permanent disability. Participants immediately vest in the value of their own contributions.

Forfeitures: All forfeitures of benefits reduce total cash contributions made by the Plan sponsor. As of December 31, 2008 and 2007, forfeited nonvested accounts totaled $92,197 and $55,287, respectively. These amounts will be used to reduce future employer contributions.

Continuation of the Plan: The Company anticipates and believes the Plan will continue without interruption but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants become 100% vested and non-forfeitable without regard to the years of service of participants.

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Administrative Expenses: Beginning in 2008, substantially all of the Plan’s administrative expenses are paid by the Plan, which are primarily funded through rebates provided by investment issuers. At December 31, 2008, the administrative expense reserve account contained $223,680, which will be used to offset future administrative expenses. Expenses paid by the Company on the Plan’s behalf amounted to approximately $ 27,935 for the year ended December 31, 2008.

Risks, Concentrations, and Uncertainties: The Plan provides for various investment options in any combination of equity, fixed-income, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, liquidity and credit. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan allows participants to invest in the common stock of the Plan Sponsor, Beckman Coulter, Inc. The Plan’s investment in the common stock of the Plan Sponsor was 9.6% and 11.6% of plan net assets as of December 31, 2008 and 2007, respectively.

Reclassification: Certain prior year amounts have been reclassified to conform to the current year presentation.

Adoption of New Accounting Standards: In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. In October 2008, the FASB issued Staff Position (FSP) 157-3, Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active. This FSP clarifies the application of FAS 157 in a market that is not active. The impact of adoption of these standards as of January 1, 2008 was not material to the Plan’s net assets available for benefits.

Effect of Newly Issued But Not Yet Effective Accounting Standards: In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The FSP also requires increased disclosures. This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Plan management does not expect the adoption to have a material effect on the Plan’s net assets available for benefits or changes therein.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results could differ from those estimates.

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value. Participant loans are reported at cost. The fair value of participant loans is not practicable to estimate due to restrictions placed on the transferability of the loans. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

FAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. FAS 157 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds and publicly traded common stocks (including Company common stock): The fair values of mutual fund and common stock investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Common collective trusts: The fair values of participation units held in common collective trusts, other than stable value funds, are based on their net asset values, as reported by the managers of the common collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs). The fair values of interests in stable value funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund managers (level 2 inputs).

U.S. Treasury and agency securities: Fair values reflect the closing price reported in the active market in which the security is traded (level 1 inputs).

Corporate Bonds: Certain corporate bonds are valued at the closing price reported in the active market in which the bond is traded (level 1 inputs). Other corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings (level 2 inputs). When quoted prices are not available for identical or similar bonds, the bond is valued using matrix pricing, a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (level 2 inputs).

Wrapper contracts: Fair values of wrapper contracts associated with synthetic investment contracts are based on current bid rates for similar contracts (level 3 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2008 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments, excluding participant loans	$515,875,852	$272,631,576	$216,064

The table below presents a reconciliation of Plan investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2008:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3) (Wrapper Contracts)
Beginning balance, January 1, 2008	$—
Change in estimated fair value of wrapper contracts*	216,064

Ending balance, December 31, 2008	$216,064

*	Unrealized appreciation, reflected as increase in investments and an offsetting adjustment from fair value to contract value in the statement of net assets available for benefits.

NOTE 3—STABLE VALUE FUND

The Stable Value Fund includes investments in common collective trusts and synthetic guaranteed investment contracts (GICs). This fund is an investment pool that is managed solely for participants of the Plan, and the Plan holds all of the underlying investments of the Stable Value Fund. The synthetic GICs in this fund are comprised of cash, common collective trusts, U.S. Treasury and agency securities, corporate bonds, and wrapper contracts. The fund is reported at fair value which is based on the fair value of the underlying investments and wrapper contracts at December 31, 2008 and 2007.

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 3—STABLE VALUE FUND (Continued)

Withdrawals resulting from events initiated by the Company, such as Plan or contract termination, are not typically considered participant-initiated transactions. With such an event, some of the contracts contain contingencies that could lead to withdrawal penalties. Certain events that would allow the contract issuers to terminate the contracts and result in the execution of participant transactions at other than contract value include loss of the Plan’s qualified status, plan merger or spin-off, bankruptcy of the Plan sponsor, or closing of units of the Company. However, since no such events are being contemplated at this time and management is not aware of any events that would cause the Plan to transact at less than contract value, these “potential” limitations are determined not to be probable and do not jeopardize the contract value reporting for these investments.

Synthetic GICs operate similarly to a guaranteed investment contract, except that the assets are placed in a trust with ownership by the Plan rather than a general account of the issuer and a financially responsible third party issues a wrapper contract that provides that participants can, and must, execute Plan transactions at contract value.

As of December 31, 2008 and 2007, the average yield earned on amounts invested in the synthetic investment contracts was 5.96% and 5.38%, respectively. As of December 31, 2008 and 2007, the average yield based upon the crediting interest rates to participants on such contracts was 4.19% and 5.11%, respectively. There were no valuation reserves recorded to adjust contract amounts. The crediting rates of the contracts are based on an agreed-upon formula with the issuer but can not be less than zero. Rates are reviewed on a quarterly basis for resetting. Crediting rate resets are applied to specific investment contracts, as determined at the time of purchase. The reset values for security-backed investment rates are a function of contract value, market value, yield, and duration. The Plan’s allocable share of the resulting gains and losses in the fair value of the investment contracts relative to the contract value is reflected as an adjustment from fair value to contract value on the statement of net assets as of December 31, 2008 and 2007.

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 4—INVESTMENTS

The fair values of individual investments which represent 5% or more of the Plan’s net assets at December 31, 2008, are as follows:

Common stock:
Beckman Coulter, Inc.	$79,516,025

Mutual funds:
T. Rowe Price Blue Chip Growth Fund	93,799,638
T. Rowe Price Mid-Cap Growth Fund	49,539,081
Vanguard Institutional Index Fund	45,039,806

Stable value fund:
Common collective funds:
Dwight Target 2 Fund (contract value $152,072,283)	140,544,413
Dwight Target 5 Fund (contract value $87,647,476)	81,003,340

The fair values of individual investments which represent 5% or more of the Plan’s net assets at December 31, 2007 are as follows:

Common stock:
Beckman Coulter, Inc.	$130,955,815

Mutual funds:
T. Rowe Price Blue Chip Growth Fund	180,173,213
Fidelity Diversified International Fund	62,020,899
T. Rowe Price Mid-Cap Growth Fund	91,180,339
Vanguard Institutional Index Fund	74,582,100

Stable value fund:
Common collective funds:
Dwight Target 2 Fund (contract value $133,178,067)	133,677,540
Dwight Target 5 Fund (contract value $83,328,114)	83,640,629

The net depreciation of the Plan’s investments by investment type for the year ended December 31, 2008 is as follows:

Common stock	$(53,590,042)
Mutual funds	(280,350,664)
Other investments	(513,073)

$(334,453,779)

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 5—TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter, dated August 28, 2002, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and currently being operated in compliance with applicable requirements of the IRC.

NOTE 6—PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company. T. Rowe Price Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Dwight Asset Management Company (Dwight) is the investment manager for the Stable Value Fund. This fund holds certain investments managed by Dwight, and therefore these investments qualify as party-in-interest transactions. The Plan also allows loans to plan participants, which qualify as party-in-interest transactions. The Plan also paid administrative fees to T. Rowe Price during 2008 which qualify as party-in-interest transactions.

The Plan also held 1,809,650 and 1,798,844 shares of Company common stock as of December 31, 2008 and 2007, respectively. The Plan received dividends of $ 1,201,276 on Company common stock during 2008.

NOTE 7—FORM 5500 RECONCILIATION

Following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to net assets per the Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$831,229,411	$1,133,596,934
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(21,269,540)	469,172

Net assets per the Form 5500	$809,959,871	$1,134,066,106

Following is a reconciliation of the decrease in net assets available for benefits per the financial statements for the year ended December 31, 2008, to net loss per the Form 5500:

Decrease in net assets available for benefits per the financial statements	$(302,367,523)
Adjustment from fair value to contract value for fully benefit responsive investment contracts at December 31, 2008	(21,269,540)
Adjustment from fair value to contract value for fully benefit responsive investment contracts at December 31, 2007	(469,172)

Net loss per the Form 5500	$(324,106,235)

SUPPLEMENTAL SCHEDULE

BECKMAN COULTER, INC. SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF THE YEAR)

December 31, 2008

Plan Sponsor: Beckman Coulter, Inc.

Employer Identification Number: 95-1040600

Plan Number: 011

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
Common stock:
*	Beckman Coulter, Inc.	Common stock	*	*	$79,516,025

Mutual funds:
*	T. Rowe Price	Blue Chip Growth Fund	*	*	93,799,638
*	T. Rowe Price	Equity Income Fund	*	*	10,492,016
	Fidelity	Diversified International Fund	*	*	30,724,043
	Vanguard	Institutional Index Fund	*	*	45,039,806
*	T. Rowe Price	Mid-Cap Growth Fund	*	*	49,539,081
	Neuberger Berman	Genesis Fund	*	*	31,628,406
*	T. Rowe Price	Prime Reserve Fund	*	*	292,819
*	T. Rowe Price	Retirement 2005 Fund	*	*	10,502,822
*	T. Rowe Price	Retirement 2010 Fund	*	*	27,489,410
*	T. Rowe Price	Retirement 2015 Fund	*	*	29,328,723
*	T. Rowe Price	Retirement 2020 Fund	*	*	36,348,957
*	T. Rowe Price	Retirement 2025 Fund	*	*	21,857,008
*	T. Rowe Price	Retirement 2030 Fund	*	*	13,781,206
*	T. Rowe Price	Retirement 2035 Fund	*	*	7,025,316
*	T. Rowe Price	Retirement 2040 Fund	*	*	6,714,411
*	T. Rowe Price	Retirement 2045 Fund	*	*	2,101,279
*	T. Rowe Price	Retirement 2050 Fund	*	*	274,346
*	T. Rowe Price	Retirement 2055 Fund	*	*	420,423
*	T. Rowe Price	Retirement Income Fund	*	*	5,140,475
	Vanguard	Small-Cap Index Fund	*	*	1,406,891

		Total mutual funds			423,907,076
Common collective trust:
	Russell Investments	Fixed Income I Fund	*	*	7,886,746

Stable value fund:
	Wrapper contracts:
	NATIXIS Financial	Wrapper contract FP 1062-01	*	*	—
	State Street	Wrapper contract 97077	*	*	95,097
	Transamerica Life	Wrapper contract 76850	*	*	120,967

	Corporate Bonds:
	Residential Fund Mortgage Security	Due 02/25/2025, 8.29%	*	*	699,846
	First Union NB-Bank of America	Due 03/15/2033, 6.136%	*	*	5,792,081
	America West Airlines	Due 01/02/2019, 7.93%	*	*	2,602,392

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
Stable value fund: (Continued)
	Government and government agency bonds:
	FHLMC	Due 09/25/2028, adjustable rate	*	*	$1,269,107
	FNMA	Due 05/01/2014, 6%	*	*	264,871
	FNMA	Due 04/01/2014, 6%	*	*	508,838
	FNMA	Due 05/01/2014, 6%	*	*	51,361
	FNMA	Due 04/01/2030, 8.5%	*	*	97,258
	FNMA	Due 09/01/2030, 8.5%	*	*	43,126

	Common collective trusts:
*	DwightAsset Management Company	Dwight Target 2 Fund	*	*	140,544,413
*	DwightAsset Management Company	Dwight Target 5 Fund	*	*	81,003,340
	Bank of New York	Short Term Investment Fund	*	*	14,564,451
	SEI Trust Company	SEI Stable Asset Fund	*	*	22,140,699

		Total stable value fund			269,797,847
Other:
	Various	Tradelink+ Brokerage Accounts	*	*	7,615,798
*	Plan participants	Participant loans (interest rates ranging from 5.75% to 9.25%)	*	*	14,791,088

		Total assets held for investment			$803,514,580

*	Indicates party-in-interest investment
**	Information not required for participant-directed plans

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm